Filed Pursuant to Rule 424(b)(7)

Registration No. 333-149753

PROSPECTUS SUPPLEMENT DATED APRIL 18, 2008

(To Prospectus Dated April 4, 2008)

NETWORK EQUIPMENT TECHNOLOGIES, INC.

$85,000,000 3.75% Convertible Senior Notes due 2014

and the Common Stock Issuable Upon Conversion of the Notes

This prospectus supplement, together with the prospectus listed above, will be used by selling securityholders to resell the above referenced notes and the common stock issuable upon conversion of those notes. This prospectus supplement should be read in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the prospectus.

The securities offered in the prospectus involve a high degree of risk. You should carefully consider the “Risk Factors” beginning on page 3 of the prospectus in determining whether to purchase any securities hereunder.

________________

The table under the heading “Selling Securityholders” in the prospectus is hereby amended by adding to the table the securityholders identified below.  The table below sets forth the name of each additional selling securityholder, the principal amount of notes that each such selling securityholder may offer pursuant to the prospectus, and the number of shares of common stock into which the notes are convertible. Unless otherwise indicated below, none of the securityholders identified below beneficially owns shares of our common stock other than the shares of common stock into which the notes are convertible.  Unless set forth below, none of the securityholders identified below has had within the past three years any material relationship with us or any of our predecessors or affiliates.

The securityholders identified below and in the prospectus may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date on which they provided the information about their holdings.

Selling Securityholder	Principal Amount of Notes Beneficially Owned and Offered Hereby		Percentage of Notes Outstanding	Shares of Common Stock Beneficially Owned and Offered Hereby (**)	Percentage of Shares of Common Stock Outstanding (***)
Absolute Strategies Fund, Forum Funds Trust	$2,000,000	(1)	2.35%	146,737	*
Bear, Stearns & Co., Inc.	$4,750,000	(2)	5.59%	348,502	1.19%
Lyxor/Mohican Convertible Arbitrage Fund Limited	$2,000,000	(3)	2.35%	146,737	*
Mohican VCA Master Fund, Ltd.	$2,000,000	(4)	2.35%	146,737	*
Polygon Global Opportunities Master Fund	$3,000,000	(5)	3.53%	220,106	*

________

(*)

Less than one percent (1%).

(**)

Assumes conversion of all of the securityholder’s notes at a conversion rate of 73.3689 shares of common stock per $1,000 principal amount of the notes. This conversion rate is subject to adjustment. As a result, the number of shares of common stock issuable upon conversion of the notes may increase in the future. Excludes shares of common stock that may be issued by us upon the repurchase of the notes.

(***)

Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act, using 29,211,422 shares of our common stock outstanding as of the close of business on January 25, 2008.  In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder’s notes, but we did not assume conversion of any other holder’s notes. The Company will not issue fractional shares of its common stock upon the conversion of the notes. The Company will pay the cash value of such fractional shares based upon the closing sale price of its common stock on the trading day immediately prior to the conversion date.

(1)

Mohican Financial Management, LLC is the investment manager of the selling securityholder.  Eric Hage, as portfolio manager of Mohican Financial Management, LLC, has voting and investment power over the securities beneficially owned by the selling securityholder.

(2)

Bear, Stearns & Co., Inc. was the initial purchaser of the notes and is a registered broker-dealer.

(3)

SG Hambros Fund Managers (Jersey) Limited has sole voting power over these securities. Lyxor Asset Management and Mohican Financial Management, LLC, share investment power over these securities. Eric Hage, as portfolio manager of Mohican Financial Management, LLC, has shared investment power over the securities beneficially owned by the selling securityholder.  SG Hambros Fund Managers (Jersey) Limited is governed by Société Generale and its shareholders.  Lyxor Asset Management is the submanager of the selling securityholder and a wholly-owned subsidiary of Société Generale, which is an affiliate of Société Generale Americas Securities LLC, a U.S. broker-dealer and a part of Société Generale Corporate Group. There are “Chinese Walls” in place between the selling securityholder, Société Generale and Société Generale Americas Securities LLC. The U.S. broker-dealer affiliates are not involved in the transaction.  The securities were acquired during the ordinary course of trading and not as compensation for investment banking services.

(4)

Eric Hage and Daniel Hage have shared voting power and shared investment power over all securities beneficially owned by the selling securityholder.

(5)

Polygon Investment Partners LLP, Polygon Investment Partners LP and Polygon Investment Partners HK Limited (the “Investment Managers”), Polygon Investments Ltd. (the “Manager”), Alexander Jackson, Reade Griffith and Paddy Dear share voting and investment power over the securities held by Polygon Global Opportunities Master Fund (the “Master Fund”). The Investment Managers, the Manager, Alexander Jackson, Reade Griffith and Paddy Dear disclaim beneficial ownership of the securities held by the Master Fund.

________________

The date of this Prospectus Supplement is April 18, 2008.